UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AdCare Health Systems, Inc.
(Name of Subject Company (Issuer))

Brogdon Family, LLC
(Offeror)
Christopher F. Brogdon
(Managing Member of Offeror)

Common Stock, no par value
(Title of Class of Securities)

00650W300
(CUSIP Number of Class of Securities)

Copies to:
Christopher F. Brogdon	William T. Watts, Jr.
Manager, Brogdon Family, LLC	Sheryl Kinlaw
Two Buckhead Plaza	FisherBroyles, LLP
3050 Peachtree Road NW, Suite 355	1200 Abernathy Road, Building 600
Atlanta, Georgia 30305	Northpark Town Center, Suite 1700
Atlanta, Georgia 30328
(770) 464-9323
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of filing persons)

CALCULATION OF FILING FEE
Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable
Form or Registration No:	Not applicable
Filing party:	Not applicable
Date filed:	Not applicable

☑           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Brogdon Family, LLC, a Georgia limited liability company, or its affiliates (“Purchaser”), to acquire at least a 55% majority interest, and up to 75% of the outstanding common stock on a fully-diluted basis, of AdCare Health Systems, Inc. (the “Company”). The managing member of Purchaser is Christopher F. Brogdon.

The tender offer described in the attached exhibit has not yet been commenced. The description contained therein is neither an offer to purchase nor a solicitation of an offer to sell securities of the Company. On the commencement date of the tender offer, Purchaser will file a tender offer statement on Schedule TO, including an offer to purchase, a form of letter of transmittal and related documents, with the Securities and Exchange Commission (SEC). At or around the same time, the Company will file a statement on Schedule 14D-9 with respect to the tender offer. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. Stockholders of the Company will be able to obtain a free copy of these documents (when they become available) and other documents filed by Purchaser and the Company with the SEC at the website maintained by the SEC at www.sec.gov.

Item 12. Exhibits

Exhibit Number	Description of Exhibit

99.1	Press Release dated April 30, 2013 issued by Brogdon Family, LLC

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROGDON FAMILY, LLC

By:	/s/ Christopher F. Brogdon, Manager
(Signature)

Christopher F. Brogdon
Manager

/s/ Christopher F. Brogdon, Manager
(Signature)

Christopher F. Brogdon

April 30, 2013

Exhibit Index

Exhibit Number	Description of Exhibit

99.1	Press Release dated April 30, 2013 issued by Brogdon Family, LLC